Exhibit 107

CALCULATION OF FILING FEE TABLES

FORM S-8

AELUMA, INC.

Table 1: Newly Registered Securities

Security Type	Security Class Title(1)	Fee Calculation Rule	Amount Registered		Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price (1)	Fee Rate	Amount of Registration Fee

Equity	Common Stock, par value $0.0001	457(h)	1,512,500	(2)(3)(4)	$2.00	$3,025,000	$0.00011020	$333.36

Total Offering Amounts						$3,025,000		$333.36
Total Fee Offset								$0
Net Fee Due								$333.36

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, based on the book value of the Common Stock on November 22, 2022.
(2)	Represents 733,750 shares of Common Stock reserved for issuance pursuant to outstanding share option awards under the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) and 778,750 shares reserved and available for issuance pursuant to the 2021 Plan.
(3)	Pursuant to the 2021 Plan, if, after the Effective Date of the 2021 Plan, any shares underlying an Option are forfeited, or if an Option otherwise terminates without the delivery of shares or of other consideration, then the shares underlying such Option, or the number of shares otherwise counted against the aggregate number of shares available under the 2021 Plan with respect to the Option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the 2021 Plan.
(4)	The number of shares reserved for issuance under the 2021 Plan will automatically increase on each January 1, starting with January 1, 2022 and continuing through January 1, 2031, by the number of shares equal to the lesser of 5% of the total number of outstanding shares of our common stock as of the immediately preceding December 31, or a number as may be determined by our board of directors, subject in all cases to adjustment as provided in the 2021 Plan. Accordingly, as of January 1, 2022, we added 532,500 shares to the 2021 Plan.